
July 1, 2024

Maurice Zauderer
Chief Executive Officer
Vaccinex, Inc.
1895 Mount Hope Avenue
Rochester, NY 14620

Re: Vaccinex, Inc.
Registration Statement on Form S-3
Filed June 27, 2024
File No. 333-280535

Dear Maurice Zauderer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Intner, Esq.